

08027292

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 2 6 2008

SEC FILE NUMBER
8- 45259

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington, DC 112

REPORT FOR THE PERIOD BEGINNING____04/01/07____ AND ENDING____12/31/07____
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HOWARD WEIL INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

____1100 POYDRAS STREET, SUITE 3500____
                        (No. and Street)

NEW ORLEANS,	LOUISIANA	70163
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
____JAMES M. JONES, III____   (504)   582-2841
                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____KUSHNER LAGRAIZE, LLC____
                 (Name – if individual, state last, first, middle name)

3330 WEST ESPLANADE AVENUE, SUITE 100, METAIRIE,		LOUISIANA	70002
(Address)	(City)	(State)	(Zip Code)

PROCESSED

MAR 1 4 2008

THOMSON
FINANCIAL

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __JEFFERSON G. PARKER__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __HOWARD WEIL INCORPORATED__ , as of __DECEMBER 31__ , 20_07_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF LOUISIANA
PARISH OF ORLEANS

Sworn to and subscribed before me

on this 22 day of February 2008

JULIE GUARINO
NOTARY PUBLIC NO. 039479
STATE OF LOUISIANA
PARISH OF ORLEANS
Notary Public
My Commission is for Life

_____
Signature

__CHIEF FINANCIAL OFFICER__
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOWARD WEIL INCORPORATED
TABLE OF CONTENTS
December 31, 2007 and March 31, 2007



CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

DAVID KUSHNER, CPA, CrFA*
LSON A. LaGRAIZE, JR., CPA, CrFA
NEST G. GELPI, CPA, CGFM
AIG M. FABACHER, CPA
UGLAS W. FINEGAN, CPA
RY ANNE GARCIA, CPA
Professional Accounting Corporation

WILLIAM B. HAMILTON, CPA
KATHARINE M. LASSITER, CPA
RICHARD J. RUMNEY, CPA

Members
American Institute of CPA's
Society of Louisiana CPA's

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholder of
Howard Weil Incorporated

We have audited the accompanying statements of financial condition of Howard Weil Incorporated, as of December 31, 2007 and March 31, 2007, and the related statements of income, changes in stockholder's equity, cash flows, and changes in subordinated borrowings for the for the nine month period ended December 31, 2007 and the year ended March 31, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Howard Weil Incorporated, as of December 31, 2007 and March 31, 2007, and the results of their operations and their cash flows for the nine month period and year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedules on pages 15-16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Metairie, Louisiana
February 22, 2008

HOWARD WEIL INCORPORATED

STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and March 31, 2007

ASSETS

	12/31/07	03/31/07
Cash and cash equivalents	$ 7,769,026	$ 7,203,290
Deposit with clearing organization	108,409	104,925
Commissions receivable	1,001,128	2,264,699
Accounts receivable - investment banking	5,374,418	275,000
Accounts receivable - related party	120,678	120,678
Equipment and leasehold improvements, net	212,363	58,743
Prepaid expenses and other assets	227,815	171,201
Secured demand notes receivable	2,415,436	2,415,436
TOTAL ASSETS	$17,229,273	$12,613,972

LIABILITIES AND STOCKHOLDER'S EQUITY

	12/31/07	03/31/07
Accounts payable	$ 196,970	$ 256,224
Accrued compensation	6,454,257	3,396,489
Accrued expenses	703,289	935,813
Accrued interest payable-members	68,850	26,550
Dividend payable	1,005,826	385,523
	8,429,192	5,000,599
SUBORDINATED BORROWINGS	2,700,000	2,700,000

COMMITMENTS

STOCKHOLDER'S EQUITY		
Common stock, no par value, authorized 5,000 shares; issued and outstanding 100 shares	200,000	200,000
Additional paid-in capital	3,022,963	3,022,963
Retained earnings	2,877,118	1,690,410
TOTAL STOCKHOLDER'S EQUITY	6,100,081	4,913,373
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$17,229,273	$ 12,613,972

HOWARD WEIL INCORPORATED

STATEMENTS OF INCOME
For the Nine Month Period Ended December 31, 2007
and the Year Ended March 31, 2007

	12/31/07	03/31/07
REVENUES		
Commissions	$19,420,716	$24,819,249
Investment banking	8,299,880	5,363,647
Interest income, net of interest expense of $270,758 and $210,344	4,412	68,525
Other	505	15,264
TOTAL REVENUES	27,725,513	30,266,685
EXPENSES		
Compensation and benefits	16,678,150	19,484,586
Communications and technology	730,567	815,817
Occupancy	324,034	400,449
Depreciation	20,823	30,003
Floor brokerage and clearing fees	1,559,504	1,903,521
Other	1,463,575	1,915,315
TOTAL EXPENSES	20,776,653	24,549,691
NET INCOME	$ 6,948,860	$ 5,716,994

HOWARD WEIL INCORPORATED
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Nine Month Period Ended December 31, 2007
and the Year Ended March 31, 2007

	Common Stock Voting No Par	Paid-In Capital	Retained Earnings	Stockholder's Equity
Balance at March 31, 2006	$ 200,000	$ 3,022,963	$ 1,641,101	$ 4,864,064
Dividends paid - Poydras Capital, L.L.C.	-	-	(5,667,685)	(5,667,685)
Net income	-	-	5,716,994	5,716,994
Balance at March 31, 2007	200,000	3,022,963	1,690,41	4,913,373
Dividends paid - Poydras Capital, L.L.C.	-	-	(5,762,152)	(5,762,152)
Net income	-	-	6,948,860	6,948,860
Balance at December 31, 2007	$ 200,000	$ 3,022,963	$ 2,877,118	$ 6,100,081

HOWARD WEIL INCORPORATED
STATEMENTS OF CASH FLOWS
For the Nine Month Period Ended December 31, 2007
and the Year Ended March 31, 2007

	12/31/07	03/31/07
CASH FLOWS PROVIDED BY (USED IN)		
OPERATING ACTIVITIES:		
Net income	$ 6,948,860	$ 5,716,994
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Depreciation	20,823	30,003
Net changes in operating assets and liabilities		
Deposit with clearing organization	(3,484)	(4,330)
Commissions receivable	1,263,571	(678,986)
Prepaid expenses and other assets	(56,614)	(35,296)
Accounts receivable	(5,099,418)	(255,651)
Accounts payable	(59,254)	(116,369)
Accrued compensation	3,057,768	(708,789)
Interest payable	42,300	-
Dividend payable	620,303	47,846
Accrued expenses	(232,524)	719,225
NET CASH PROVIDED BY OPERATING ACTIVITIES	6,502,331	4,714,647
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES		
Purchase of equipment and leasehold improvements	(174,443)	(12,678)
NET CASH USED IN INVESTING ACTIVITIES	(174,443)	(12,678)
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES		
Secured demand notes	-	(284,565)
Dividends declared	(5,762,152)	(5,667,685)
NET CASH USED IN FINANCING ACTIVITIES	(5,762,152)	(5,952,250)

HOWARD WEIL INCORPORATED

STATEMENTS OF CASH FLOWS -Continued
For the Nine Month Period Ended December 31, 2007
and the Year Ended March 31, 2007

	12/31/07	03/31/07
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	565,736	(1,250,281)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	7,203,290	8,453,571
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 7,769,026	$ 7,203,290
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION: Interest paid during the periods	$ 228,458	$ 210,344

HOWARD WEIL INCORPORATED
STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
For the Nine Month Period Ended December 31, 2007
and the Year Ended March 31, 2007

Subordinated borrowings at March 31, 2006	$ 2,700,000
Increases:	
Secured demand note collateral agreements	284,564
Decreases:	
Payment of subordinated loans	(284,564)
Subordinated borrowings at March 31, 2007	2,700,000
Increases:	
Secured demand note collateral agreements	-
Decreases:	
Payment of subordinated loans	-
Subordinated borrowings at December 31, 2007	$ 2,700,000

HOWARD WEIL INCORPORATED
NOTES TO FINANCIAL STATEMENTS
For the Nine Month Period Ended December 31, 2007
and the Year Ended March 31, 2007

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

Howard Weil Incorporated, a Maryland corporation, (the "Company") is a registered securities broker-dealer operating from offices in New Orleans, Louisiana and Houston, Texas. The Company was a wholly-owned subsidiary of Legg Mason, Inc. (the Former Parent Company) until December 1, 2005, when 100% of the common stock of the Company was purchased by certain members of Company management organized as Poydras Capital, L.L.C. (see Note 2). The Company provides securities brokerage, equity research and investment banking services, with an emphasis on all sectors in the energy industry.

Use of Estimates

The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make assumptions and estimates that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates and the differences could have a material impact on the financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of six months or less, when purchased, to be cash equivalents. There were cash equivalents of $3,270,073 and $3,171,764 at December 31, 2007 and March 31, 2007, respectively.

Deposit with Clearing Organization

A security deposit in the amount of $100,000 is required by the Company's third party broker/dealer, which acts as its clearing broker. This deposit is recorded at cost plus interest earned to date of $108,409 and $104,925 at December 31, 2007 and March 31, 2007, respectively.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at fair value or at amounts, which, because of their short-term nature, approximate current fair value.

NOTE I - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Securities Transactions

Commission revenues and related expenses for transactions with customers are recorded on a trade date basis.

Investment Banking

Underwriting revenues and fees from advisory assignments are recorded when the underlying transaction is substantially completed under the terms of the engagement. Expenses related to security offerings in which the Company acts as principal or agent are deferred until the related revenue is recognized. Expense reimbursements related to advisory activities are recorded as a reduction of related expenses.

Depreciation and Amortization

Equipment and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization of $469,452 and $449,022 at December 31, 2007 and March 31, 2007, respectively. Depreciation and amortization are determined by use of the straight-line method. Equipment is depreciated over the estimated useful life of the asset, which ranges from three to eight years. Leasehold improvements are amortized using the straight-line method over the remaining life of the lease. Maintenance and repair costs are expensed as incurred. Depreciation and amortization expense was $20,823 and $30,003 for the nine month period ended December 31, 2007 and the year ended March 31, 2007, respectively.

Change in Fiscal Year

During 2007, the Company changed its fiscal year from March 31 to December 31. As required by the Financial Industry Regulatory Authority, the statements of income, changes in stockholder's equity, cash flows, and changes in subordinated borrowings are reported for the nine month period ended December 31, 2007.

NOTE 2 - STOCK PURCHASE/COMMITMENTS

On December 1, 2005, all of the Company's issued and outstanding stock was purchased by a group led by Company management and organized as Poydras Capital, L.L.C. (a Delaware Limited Liability Company). Citigroup, Inc. was the seller pursuant to their purchase of the stock from Legg Mason, Inc. (the Former Parent Company) on the same day. The purchase price included a substantial cash payment at closing and includes additional contingent payments, as defined, to be made based on rates ranging from 0% - 10% of gross revenues earned by the Company during calendar years 2006 through 2010. Certain provisions of the stock purchase agreement required Poydras Capital, L.L.C. to fund an escrow account with monthly deposits ranging from 6% to 10% of monthly earn-out revenues, as defined, of the Company beginning January, 2006 and continuing through December, 2010. The Company intends to pay monthly dividends to Poydras Capital, L.L.C. to fund the required deposits into the escrow agreement. The Company had declared $2,962,152 and $2,438,496 of dividends, respectively, to Poydras Capital, L.L.C. with regard to funding the escrow account for the periods April 1, 2007 through December 31, 2007 and April 1, 2006 through March 31, 2007.

NOTE 3 - RELATED PARTY TRANSACTIONS

At December 31, 2007 and March 31, 2007, the Company had a balance of $120,678 due from its parent, Poydras Capital, L.L.C. classified as accounts receivable - related party regarding payments made by the Company for professional fees associated with the stock purchase.

Included in interest expense for the nine month period ended December 31, 2007 and the year ended March 31, 2007, respectively, is $123,750 and $164,250 paid to members of the stockholder with regard to the Company's subordinated borrowings. The accrued interest payable-members balances of $68,850 and $26,550 at December 31, 2007 and March 31, 2007 are also related to these subordinated borrowings.

NOTE 4 - SUBORDINATED BORROWINGS

A subordinated agreement is a contract between a broker/dealer (the borrower) and an investor (the lender) pursuant to which the lender lends money and/or securities to the broker/dealer. The proceeds of this loan can be used by the broker/dealer almost entirely without restriction. The lender agrees that if the broker/dealer does not meet its contractual obligations, his/her claim against the broker/dealer will be subordinate to the claims of other parties, including claims for unpaid wages. Subordination agreements add to the firm's capital and thus strengthen its financial condition.

NOTE 4 - SUBORDINATED BORROWINGS (Continued)

Subordinated Loans - the Company entered into several subordinated loan agreements with certain members of its stockholder. The subordinated loans outstanding at December 31, 2007 and March 31, 2007 ($284,564) bear interest at 6% and are due on January 31, 2009. The subordinated loans' market value of collateral at December 31, 2007 and March 31, 2007 was $308,063 and $297,442, respectively.

Secured Demand Notes (SDN) - a secured demand note is a promissory note in which the lender agrees to give cash to the broker/dealer on demand during the term of the SDN. This promissory note must be backed by collateral, generally the lender's securities. The lender retains his/her status as beneficial owner of the collateral, but the securities must be in the possession of the broker/dealer and registered in its name. As securities can fluctuate in value, the lender must maintain adequate collateral, so that when discounted according to a formula set forth by regulation, the value of the securities will be equal to or greater than the amount of the SDN. Terms of the promissory notes call for interest payable at 6.0%, and at December 31, 2007 and March 31, 2007, other terms and the amounts of secured demand notes outstanding and the collateral values were as follows:

	Balance at 12/31/07	Market Value of Collateral at 12/31/07
Secured demand notes-maturing January 31, 2008	$ 1,065,436	$ 1,549,185
Secured demand notes-maturing February 12, 2008	284,564	367,096
Secured demand notes-maturing January 31, 2009	1,065,436	1,222,662
	$ 2,415,436	$ 3,138,943

	Balance at 03/31/07	Market Value of Collateral at 03/31/07
Secured demand notes-maturing January 31, 2008	$ 1,065,436	$ 1,301,586
Secured demand notes-maturing February 12, 2008	284,564	290,268
Secured demand notes-maturing January 31, 2009	1,065,436	1,270,521
	$ 2,415,436	$ 2,862,375

The secured demand note collateral agreements and subordinated loan agreements for equity capital have been approved by the Financial Industry Regulatory Authority and are available in computing net capital under the Securities and Exchange Commissions Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 4 - SUBORDINATED BORROWINGS (Continued)

Loans maturing January 31, 2008 and February 12, 2008 were renewed at the same terms with maturity dates of January 31, 2012 plus an additional $500,000 for total borrowings of $3,200,000.

NOTE 5 - OFF BALANCE SHEET RISK

The Company had amounts on deposit in banks at December 31, 2007 and March 31, 2007 of $8,072,843 and $7,469,324, respectively, which exceeded the $100,000 federally insured limits by $7,372,844 and $6,969,324, respectively.

NOTE 6 - LEASES

The Company leases office space in New Orleans and Houston under operating leases. Rent expense associated with these leases was $303,808 and $377,414 for the for the nine month period ended December 31, 2007 and the year ended March 31, 2007, respectively. The Company's future minimum lease commitments under these operating leases as of December 31, 2007 are as follows:

Year Ending December 31,	Amount
2008	$ 356,264
2009	369,633
2010	338,096
2011	275,022
2012	275,022
Thereafter	550,044
	$ 2,164,081

NOTE 7 - INCOME TAXES

Effective December 1, 2005, the Company elected to be a qualified Subchapter "S" subsidiary of its new parent, Poydras Capital, L.L.C., (see Note 2) which had previously elected to be taxed as an "S" corporation. Under these provisions, the Company does not pay federal and state income taxes on its taxable income. Instead, the members of Poydras Capital, L.L.C. are liable for federal and state income taxes on their respective shares of the Company's taxable income.

NOTE 8 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined.

Rule 15c3-1 provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital, as defined, would fall below specified levels. At December 31, 2007 and March 31, 2007, the Company had net capital, as defined, of $7,361,285 and $7,195,778, respectively, which exceeded required net capital by $6,799,339 and $6,862,405, respectively.

The Company is exempt from the requirements of the SEC's Customer Protection Rule ("Rule 15c3-3") pursuant to Section (k)(2)(ii) of Rule 15c3-3 since the Company cleared all transactions with and for customers on a fully disclosed basis with a third party broker.

NOTE 9 - EMPLOYEE BENEFIT PLANS

Effective January 10, 2006, the Company began offering a defined contribution 401(k) profit-sharing plan. The plan covers substantially all employees who are at least 21 years of age. Participant contributions to the 401(k) plan are based on compensation and the employer matches 50% of employee contributions up to a maximum of $3,000. Contributions to the profit-sharing plan are made at management's discretion. The Company recognized $349,602 and $656,733 of expenses for the nine month period ended December 31, 2007 and the year ended March 31, 2007, respectively, with regard to this plan.

NOTE 10 - REVOLVING SUBORDINATED LOAN AGREEMENT

On September 21, 2007, the Company executed a revolving subordinated loan agreement with a bank which allows for borrowings of up to $10,000,000. The agreement expires on September 21, 2008 and borrowings are unsecured and will accrue interest at LIBOR plus 200 basis points. The agreement is structured so that borrowings may qualify for additional regulatory capital when necessary for Company operating purposes. There were no borrowings under this agreement at December 31, 2007.

NOTE 11 - SUBSEQUENT EVENTS

On January 4, 2008 and January 7, 2008, the Board of Directors of Howard Weil, Inc. declared and made payable cash dividends in the amount of $1.2 million and $1.4 million, respectively, to the Corporation's sole stockholder of record, Poydras Capital, L.L.C.

SUPPLEMENTAL SCHEDULES

HOWARD WEIL INCORPORATED

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2007

Total capital and allowable subordinated liabilities	$ 8,800,081
Deductions and/or charges:	
Non-allowable assets:	
Equipment and leasehold improvements,	1,371,555
prepaid expenses and other assets,	
accounts receivable - related party	
Other deductions and/or charges	13,000
Total Non-Allowable Assets	(1,384,555)
Net capital before haircuts on securities positions	7,415,526
Haircuts on security positions	(54,241)
NET CAPITAL	$ 7,361,285

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
AND AGGREGATE INDEBTEDNESS:

Total aggregate indebtedness	$ 8,429,192	
Net capital required		
(6 2/3% of aggregate indebtedness)	561,946	
Statutory minimum net capital requirement	100,000	
Net capital requirement (greater of computed or statutory amount)		$ 561,946
Excess net capital		6,799,339
Excess net capital at 1000%		
(net capital less 10% of aggregate indebtedness)		$ 6,518,365
Percentage of aggregate indebtedness to net capital		115%

Statement Pursuant to Paragraph (d)(4) of SEC Rule 17a-5
There are no material differences between this computation of net capital and the corresponding computation prepared by Howard Weil Incorporated and included in the Company's unaudited Part II FOCUS filing, as amended, as of the same date.

HOWARD WEIL INCORPORATED

COMPUTATION OF DETERMINATION FOR RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2007

The Company is not required to file the above schedule as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

OTHER INFORMATION



Kushner LaGraize, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

S. DAVID KUSHNER, CPA, CrFA*
WILSON A. LaGRAIZE, JR., CPA, CrFA
ERNEST G. GELPI, CPA, CGFM
CRAIG M. FABACHER, CPA
DOUGLAS W. FINEGAN, CPA
MARY ANNE GARCIA, CPA
*A Professional Accounting Corporation

WILLIAM B. HAMILTON, CPA
KATHARINE M. LASSITER, CPA
RICHARD J. RUMNEY, CPA

Members
American Institute of CPA's
Society of Louisiana CPA's

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Howard Weil Incorporated:

In planning and performing our audit of the financial statements and supplemental schedules of Howard Weil Incorporated (the "Company") as of and for the nine months ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);

2. Determining compliance with the exemptive provisions of Rule 15c3-3; and

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to

assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hushaw Cabney) LLC

Metairie, Louisiana
February 22, 2008

END